Exhibit 21.1

SUBSIDIARIES OF MEDICAL ACTION INDUSTRIES INC.

Subsidiary Name	Jurisdiction of Organization	Percentage Owned

Avid Medical, Inc.	Delaware	100%

500 Expressway Drive South LLC	Delaware	100%

MAI Acquisition Corp.	Delaware	100%

* Medegen Newco, LLC	Delaware	100%

*  Indicates subsidiary of a subsidiary.